May 14, 2025

Kwok Yu Hin
Chief Executive Officer
Kepler Group Limited
Suite 3902-03, 39/F
Tower 6, The Gateway
Harbour City, Tsim Sha Tsui
Hong Kong

       Re: Kepler Group Limited
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted May 6, 2025
           CIK No. 0002000208
Dear Kwok Yu Hin:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 1, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Summary
Regulatory Permission, page 4

1. We note that this section discusses the possible permissions that may be required by the Chinese authorities, if applied to Hong Kong based companies like Kepler. Revise this section to clarify any and all material regulatory permissions that you must obtain from the authorities in Hong Kong in order to proceed with an offering that includes foreign investors.
 May 14, 2025
Page 2

       Please contact Shannon Davis at 202-551-6687 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Edgar Siu, Esq.